Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from continuing operations from our consolidated statements of operations, as adjusted for fixed charges; and fixed charges represent interest expense and preferred share dividends from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and preferred share dividends for the five years ended December 31, 2009 (dollars in thousands):

	For the Years Ended December 31
	2009		2008		2007		2006	2005
Net income (loss) from continuing operations	$(439,300)		$(617,070)		$(435,991)		$74,704	$75,074
Add back fixed charges:
Interest expense	260,080		489,989		700,460		63,410	13,011

Earnings before fixed charges and preferred share dividends	(179,220)		(127,081)		264,469		138,114	88,085
Fixed charges and preferred share dividends:
Interest expense	260,080		489,989		700,460		63,410	13,011
Preferred share dividends	13,641		13,641		11,817		10,079	10,076

Total fixed charges and preferred share dividends	$273,722		$503,630		$712,277		$73,489	$23,087

Ratio of earnings to fixed charges	—	(1)	—	(1)	—	(1)	2.2x	6.8x
Ratio of earnings to fixed charges and preferred share dividends	—	(2)	—	(2)	—	(2)	1.9x	3.8x

(1)	The dollar amount of the deficiency for the years ended December 31, 2009, 2008 and 2007 is $439.3 million, $617.1 million and $436.0 million, respectively.
(2)	The dollar amount of the deficiency for the years ended December 31, 2009, 2008 and 2007 is $452.9 million, $630.7 million and $447.8 million, respectively.